INDEPENDENT CONTRACTOR AGREEMENT


     This Agreement, dated as of January 1, 2002, is between Brightcube ("the Company") and Bernard Girma and Digitech Strategy (together the "Contractor"), (collectively, "the Parties").

The Parties agree as follows:

1. SERVICES COVERED. The Company hereby engages Contractor to perform business development, marketing and product development consultation (the "Services").

2. TERM. The term of this Agreement shall be the twelve (12) month period commencing on January 1, 2002, unless terminated earlier pursuant to Paragraph 15 below.

3. TAXPAYER IDENTIFICATION NUMBER. Prior to commencing the Services, Contractor shall provide the Company with a duly executed IRS Form W-9 and obtain an Employer Identification Number (EIN) from the IRS.

4. NO TRAINING OR INSTRUCTIONS. The Company enters into this Agreement based on Contractor's demonstrated ability to perform the Services. Consequently, the Company does not contemplate providing Contractor with any training or instructions with respect to the Services.

5.     INTENT OF INDEPENDENT CONTRACTOR RELATIONSHIP.

     (a) The Parties intend that the relationship created by this Agreement shall be that of service recipient and independent contractor. In this regard, Contractor shall retain the exclusive right to control and direct all details of the Services. Contractor shall have no authority to bind the Company. The Company is not obligated to use Contractor exclusively.

     (b) For all purposes, including but not limited to the Federal Insurance Contributions Act ("FICA"), the Social Security Act, the Federal Unemployment Tax Act ("FUTA"), income tax withholding requirements, California Personal Income Tax Withholding ("PIT"), California Unemployment taxes ("UI"), California Disability Insurance ("SDI"), and all other federal, state and local laws, rules and regulations, Contractor (and his respective employees, if any) shall be treated as an independent contractor and not as an employee with respect to the Company.

6. CONDUCT BY CONTRACTOR. Contractor agrees to conduct Contractor's business in a reputable manner and agrees to comply with all federal, state and municipal laws, rules, regulations, and codes of ethics that are binding upon or applicable to Contractor or to Contractor's business, equipment or personnel engaged in operations covered by this Agreement, or accruing out of the performance of such operations.

7. NO BENEFITS. None of the benefits, if any, that the Company provides to its employees shall be available to Contractor. Contractor's exclusion from benefit programs maintained by the Company is a material component of the terms of compensation negotiated by the Parties, and is not premised on Contractor's status as a nonemployee with respect to the Company. Contractor also agrees that, consistent with his independent contractor status, he will not apply for any government-sponsored benefits that are intended to apply to employees, including, but not limited to, unemployment benefits.


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8.     TAX REPORTING AND FILING.  Contractor acknowledges and agrees that he shall be responsible (as a self-employed individual) for filing all tax returns, tax declarations, and tax schedules, and for the payment of all taxes required, when due, with respect to any and all compensation earned by Contractor under this Agreement. The Company will not withhold any employment taxes from compensation it pays Contractor. Rather, the Company will report the amount it pays Contractor on IRS Forms 1099, to the extent required to do so under applicable Internal Revenue Code provisions and state or local law.

9. COMPENSATION. In consideration for the Services to be performed by Contractor, the Company agrees to pay Contractor $2,500 per month of service as a draw (the "Draw"). Additionally, the Contractor will be paid $2,500 per month as base consulting fees. The Contractor shall receive commission (the "Commission") on direct paper sales to the Company on products directly introduced to specific customers where Contractor is actively involved in securing and maintaining the customer relationship ("Direct Sales"). The Commission will be based as a sliding percentage determined by the level of Direct Sales per 12-month term of this contract based on the following:

       Direct Sales                    Commission Rate
       ------------                    ---------------
       up to $5,000,000                      3%
       $5,000,001 - $10,000,000              2%
       $10,000,001+                          1%

For example, if total Direct Sales for a 12-month period were $10,000,000 the first $5,000,000 would earn commission at 3% while the next $5,000,000 would earn commission at 2%. All Direct Sales shall have a minimum net gross margin of 20% per invoice. Any invoices that have a gross margin of less than 20% will have a reduced Commission Rate. The Application Commission Rate will be prorated evenly down to a 0% rate for an invoice with a 0% net gross margin.
For example, an invoice with a 15% gross margin would incur only 75% of the applicable Commission Rate.

Any Commissions paid shall first be offset against monies paid to the Contractor under the Draw. Commissions will be paid as long as this Agreement remains in effect, or any subsequent agreement but based on the amended terms of any such agreement, and for a period of six months thereafter.

Contractor shall inform the Company's Chief Financial Officer in writing of every new customer introduced. Net gross margin for the purposes of this agreement shall mean revenue less cost of goods as normally calculated by the Company. Contractor shall be solely responsible for all costs incurred in connection with the performance of the Services. The Company shall reimburse


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Contractor for any reasonable pre-approved out-of-pocket expenses directly related to service provided under this contract.

All Commission shall be paid at the end of each of the Company's fiscal quarters upon cash collections from the applicable customers on invoices subject to Commission. The Company shall reserve the right to refuse business to any potential customer without liability to the Contractor.

10.     STOCK OPTIONS.   Upon execution of this agreement and approval by the
Company's Board of Director's the Contractor be granted non-qualified options to purchase 350,000 shares of common stock in the Company. 50% of these shares shall vest immediately upon execution of this agreement and the remaining amount shall vest, if at all, evenly over eight quarters following the effective date of this agreement. The vesting shall occur on the first day of each calendar month following the end of a calendar quarter and continue until fully vested for as long as this agreement or Contractor's service as a member of the Company's Board of Directors continues. Said grant and vesting is subject to compliance with applicable securities laws and board approval of such Stock Options. The exercise price for each Stock Option will be the fair market value, as determined by the Company's Board of Directors, of the Common Stock on the date that the option grant is approved by the Board.

In addition, Contractor shall be granted non-qualified options to purchase common stock in the Company upon approval by the Company's Board of Director's and upon the following occurrences and in the following amounts:

     a. Major paper sales accounts - options covering 50,000 common shares each for the first three major paper sales accounts introduced to the Company. For these purposes, major paper sales accounts shall be defined as any account that is anticipated to generate at least $3 million in sales during the first eighteen months following the first production purchase order from said customer.

     b. Investment - options covering 200,000 common shares for introducing the Company to any printer manufacturer or other investor that results in an equity investment of at least $2,000,000.

These grants shall be fully vested when issued. Said grant and vesting is subject to compliance with applicable securities laws and board approval of such Stock Options. The exercise price for each Stock Option will be the fair market value, as determined by the Company's Board of Directors, of the Common Stock on the date that the option grant is approved by the Board.

11. LIABILITY AND INSURANCE. The Services shall be performed entirely at Contractor's risk. The Company shall not be held liable for any act performed by Contractor. In performance of this Agreement, Contractor assumes all responsibility for the condition of the tools and equipment and for the safety of the work, and shall maintain all protection necessary to fulfill these responsibilities. Contractor shall be solely responsible for injuries, damages, and losses to products, materials, or other goods that are in his possession in order to perform the Services and


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for injuries, damages, and losses to any product caused by Contractor or those within its control. The Company shall neither be responsible or held liable for any injury or damage to person or property resulting from the use, or misuse, or failure of any equipment, product, material, or other goods used by Contractor or any of Contractor's agents, employees, or servants even if such are furnished, rented, or loaned to Contractor by the Company. Any equipment or tools supplied by the Contractor shall be fully insured by the Contractor.

12. EQUIPMENT AND TOOLS. Contractor shall provide and be responsible for maintaining any facilities, equipment and tools that Contractor uses, or determines is necessary, to provide the Services.

13. MANNER, TIME, AND LOCATION. Contractor shall have the right to perform the Services in such manner, at such times, and at such locations as Contractor deems appropriate. The Company shall have no right to interfere with Contractor's judgment with respect to the manner, time, and place of performance of the Services, so long as any performance deadlines that may be established by the Company are satisfied.

14. PERFORMING SERVICES FOR OTHERS. The Company agrees that Contractor may perform services for others, so long as the performance of those services does not interfere with the performance of the Services.

15. TERMINATION. Either Party may terminate this Agreement by providing the other Party with thirty (30) days advance written notice. In the case of a material breach of this Agreement by one Party, the other Party shall have the right to terminate this Agreement with no advance notice if, after providing the breaching Party with notice of the breach, the breaching Party fails to cure the breach within fifteen (15) days after receipt of the notice of breach. Upon termination the Contractor will not be required to pay back any amounts still due the Company for the Draw.

16. TRADE SECRETS. During the term of this Agreement, Contractor may have access to the Company's internal records, systems and methods of operating its business, trade secrets, customer lists, price lists, contract information and other confidential or proprietary information. Contractor agrees that all such information is the exclusive property of the Company, irrespective of whether such information was created or prepared by Contractor or others. Contractor further agrees that Contractor will not, at any time, in any manner, directly or indirectly, disclose such information to any person or entity, or use such information other than in furtherance of the purposes of the Company. Upon termination of this Agreement, Contractor will deliver to the Company all property of the Company, including any written memorial of, or documents relating to, the information described above. The Parties agree that this Paragraph shall survive the termination of this Agreement.

17. INTELLECTUAL PROPERTY. As a material condition to which Contractor agrees in exchange for the opportunity to provide the Services, Contractor expressly acknowledges and agrees that all discoveries, inventions, processes, designs, plans, and trade secrets, whether of a technical nature or not, made or developed by Contractor alone or in conjunction with any other person or entity while performing the Services, which relate to or affect the business of the Company.


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("Intellectual Property"), shall be the sole and exclusive property of the
Company. Contractor expressly agrees to disclose and reveal to the Company all Intellectual Property, and all information regarding Intellectual Property, concurrent with the discovery or development of the Intellectual Property. Contractor hereby assigns to the Company all rights, title, and interest in any Intellectual Property. Contractor agrees that he will not use or disclose any Intellectual Property owned by the Company to benefit a competitor, customer, individual, or other entity without the express written permission of the Company.

18. INDEMNIFICATION. Contractor indemnifies and holds harmless the Company from and against any and all liabilities, losses, damages, claims or causes of action, and any connected expenses (including reasonable attorneys' fees) that are caused, directly or indirectly, by or as a result of the performance by Contractor or its employees or agents of the Services, provided that nothing herein shall be construed to require Contractor to indemnify the Company from or against the negligent acts of the Company or its employees.

19. NOTICES. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile if sent during normal business hours of the recipient; if not, then on the next business day,
(c) three (3) days after having been sent by first class mail, return receipt requested, postage prepaid, (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written or oral verification of receipt, or (e) upon confirmed delivery by electronic mail.

20. ARBITRATION. All disputes between Contractor (and his attorneys, successors, and assigns) and the Company (and its affiliates, employees, agents, successors, attorneys, and assigns) relating in any manner whatsoever to the engagement or service relationship between the Parties, including, without limitation, all disputes arising under this Agreement, claims of fraud in the inducement of this Agreement or claims relating to the general validity or enforceability of this Agreement ("Arbitrable Claims") shall be resolved by arbitration. Arbitrable Claims shall include, but are not limited to, contract (express or implied) and tort claims of all kinds, as well as all claims based on any federal, state, or local law, statute, or regulation. Arbitration shall be final and binding upon the Parties and shall be the exclusive remedy for all Arbitrable Claims. In accordance with the foregoing sentence, THE PARTIES HEREBY WAIVE ANY RIGHTS THEY MAY HAVE TO TRIAL BY JURY IN REGARD TO ARBITRABLE CLAIMS. Arbitration of Arbitrable Claims shall be in accordance with the Commercial Arbitration Rules of the American Arbitration Association, as amended and shall occur in Los Angeles County. The Federal Arbitration Act shall govern the interpretation and enforcement of this Paragraph. The fees of the arbitrator shall be split between both Parties equally. The prevailing Party shall be entitled to recover reasonable attorneys' fees and costs. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The Parties agree that this Paragraph shall survive the termination of this Agreement.

21. INTEGRATION. This Agreement is intended to be the final, complete, and exclusive statement of the terms of Contractor's engagement by the Company. This Agreement supersedes all other prior and contemporaneous agreements and statements, whether written or oral,


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express or implied, pertaining in any manner to the engagement of Contractor, and it may not be contradicted by evidence of any prior or contemporaneous statements or agreements. To the extent that the practices, policies, or procedures of the Company, now or in the future, apply to Contractor and are inconsistent with the terms of this Agreement, the provisions of this Agreement shall control.

22. AMENDMENTS; WAIVERS. This Agreement may not be amended except by an instrument in writing, signed by each of the Parties. Failure to exercise any right under this Agreement shall not constitute a waiver of such right.

23. ASSIGNMENT; SUCCESSORS AND ASSIGNS. Neither the Company nor Contractor shall assign any rights or obligations under this Agreement.

24. SEVERABILITY. If this Agreement is found to be invalid, unenforceable, or void, the remainder of this Agreement shall remain in full force and effect.

25. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the law of the State of California.

26. INTERPRETATION. This Agreement shall be construed as a whole, according to its fair meaning, and not in favor of or against any Party. By way of example and not in limitation, this Agreement shall not be construed in favor of the Party receiving a benefit nor against the Party responsible for any particular language in this Agreement. Captions are used for reference purposes only and should be ignored in the interpretation of the Agreement.

27. CONTRACTOR ACKNOWLEDGMENT. Contractor acknowledges that he has had the opportunity to consult legal counsel in regard to this Agreement, that he has read and understands this Agreement, that he is fully aware of its legal effect, and that he has entered into it freely and voluntarily and based on his own judgment and not on any representations or promises other than those contained in this Agreement.


The Parties have duly executed this Agreement as of the date first written above.



Contractor:                              BRIGHTCUBE


                                         By:    /s/ Eric C. Howard
                                                ------------------
/s/ Bernard Girma                        Title: Chief Financial Officer
-----------------                               -----------------------
Bernard Girma


Dated: December 29, 2001                 Dated:  December 28,  2001


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